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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
PlanVista Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
72701P105

(CUSIP Number)
June 7, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72701P105	13G	Page 2 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HealthPlan Holdings, Inc.

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 72701P105	13G	Page 3 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sun HealthPlan, LLC

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
OO (limited liability company)

CUSIP No. 72701P105	13G	Page 4 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 72701P105	13G	Page 5 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 72701P105	13G	Page 6 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
OO (limited liability company)

CUSIP No. 72701P105	13G	Page 7 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Marc J. Leder

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 72701P105	13G	Page 8 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Rodger R. Krouse

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,866,551 (See item 4)

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,866,551 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,866,551 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11%

12.	Type of Reporting Person (See Instructions)
IN

        This Amendment No. 3 hereby amends the Amendment No. 2 to the Statement on Schedule 13G (the "Schedule 13G") filed on May 1, 2002 by HealthPlan Holdings, Inc., a Delaware corporation, Sun HealthPlan, LLC, a Delaware limited liability company, Sun Capital Partners II, LP, a Delaware limited partnership, Sun Capital Advisors II, LP, a Delaware limited partnership, Sun Capital Partners, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the "Reporting Persons") with respect the common stock of PlanVista Corporation (the "Issuer") as follows:

Item 4.    Ownership

        Item 4 is amended and restated in its entirety as follows:

(a)-(c).    Each Reporting Person has, as of September 17, 2003, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

        Each of HealthPlan Holdings, Inc., Sun HealthPlan, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, Sun Capital Partners, LLC, Marc J. Leder and Rodger R. Krouse may be deemed to own beneficially 1,866,551 shares of Common Stock of the Issuer. HealthPlan Holdings, Inc. directly owns 1,866,551 shares of Common Stock of the Issuer. Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, which in turn wholly owns Sun HealthPlan, LLC, which in turn owns 100% of the issued and outstanding capital stock of HealthPlan Holdings, Inc. As a result, Marc J. Leder, Rodger R. Krouse, Sun Capital Partners, LLC, Sun Capital Advisors II, LP, Sun Capital Partners II, LP and Sun HealthPlan, LLC may be deemed to have indirect beneficial ownership of the 1,866,551 shares of Common Stock owned directly by HealthPlan Holdings, Inc. Marc J. Leder, Rodger R. Krouse, Sun Capital Partners, LLC, Sun Capital Advisors II, LP, Sun Capital Partners II, LP and Sun HealthPlan, LLC each expressly disclaims beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.

        Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 1,866,551 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 11.0% of the outstanding Common Stock as of September 17, 2003. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 16,967,352 shares of Common Stock outstanding as of August 11, 2003, as disclosed in the Company's Quarterly Report on Form 10-Q, filed August 13, 2003. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

9 of 11 pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2003	HEALTHPLAN HOLDINGS, INC.
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN HEALTHPLAN, LLC
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Manager
Date: September 17, 2003	SUN CAPITAL PARTNERS II, LP
By: Sun Capital Advisors II, LP Its: General Partner
By: Sun Capital Advisors II, LP Its: General Partner
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN CAPITAL ADVISORS II, LP
By: Sun Capital Partners, LLC Its: General Partner
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN CAPITAL PARTNERS, LLC
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003
/s/ Rodger R. Krouse Rodger R. Krouse
Date: September 17, 2003
/s/ Marc J. Leder Marc J. Leder

10 of 11 pages

Exhibit A

JOINT FILING AGREEMENT

        Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Amendment to Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: September 17, 2003	HEALTHPLAN HOLDINGS, INC.
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN HEALTHPLAN, LLC
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Manager
Date: September 17, 2003	SUN CAPITAL PARTNERS II, LP
By: Sun Capital Advisors II, LP Its: General Partner
By: Sun Capital Advisors II, LP Its: General Partner
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN CAPITAL ADVISORS II, LP
By: Sun Capital Partners, LLC Its: General Partner
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003	SUN CAPITAL PARTNERS, LLC
	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman
Date: September 17, 2003
/s/ Rodger R. Krouse Rodger R. Krouse
Date: September 17, 2003
/s/ Marc J. Leder Marc J. Leder

11 of 11 pages

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  Item 4. Ownership
Signature
  Exhibit A
JOINT FILING AGREEMENT